# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ANGI INC., CIK 0001705110
CUSIP: 00183L102
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 555 WEST 18TH STREET, NEW YORK, New York (NY), 10011
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001104659-20-081776
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Kendall Handler, IAC Inc., 555 West 18th Street, New York, New York (NY), 10011, (212) 314-7300

## Reporting persons
- IAC Inc. (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: ANGI INC.
Address of issuer's principal executive offices: 555 WEST 18TH STREET, NEW YORK, New York (NY), 10011
Comment:
Introductory Note

This amended report on Schedule 13D relating to ANGI Class A Common Stock initially filed by IAC with the U.S. Securities and Exchange Commission (the "SEC") on July 7, 2020, as amended by Amendment No. 1 thereto dated April 2, 2021, Amendment No. 2 thereto dated November 12, 2024, Amendment No. 3 thereto dated January 15, 2025 and Amendment No. 4 thereto dated March 10, 2025 (the "Initial Schedule 13D"), is hereby further amended and supplemented to include the information set forth in this Amendment No. 5 to the Initial Schedule 13D, which is the final amendment to the Initial Schedule 13D and an exit filing for IAC. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing: No amendment to this item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On March 31, 2025, IAC converted all of the 41,701,064 shares of ANGI Class B Common Stock it then held and which constituted all of the outstanding shares of ANGI Class B Common Stock, into shares of ANGI Class A Common Stock on a one-for-one basis pursuant to the terms of the ANGI Class B Common Stock (the "Conversion"). Following the Conversion, IAC held 42,080,232 shares of ANGI Class A Common Stock.

Also on March 31, 2025, IAC completed the previously announced spin-off by means of a special dividend (the "Distribution") of all of the shares of ANGI Class A Common Stock then held by IAC to holders of IAC Stock. This special dividend was paid through the distribution of 42,080,232 shares of ANGI Class A Common Stock on March 31, 2025 to holders of record of IAC Stock as of the close of business on March 25, 2025 (the "Record Date"), on a pro rata basis. Holders of IAC Stock as of the Record Date received 0.5251 shares of ANGI Class A Common Stock for each share of IAC Stock then held. Holders of IAC Stock did not receive fractional shares of ANGI Class A Common Stock in connection with the Distribution. Instead, holders of IAC Stock received (if applicable) a cash payment in lieu of any fractional shares of ANGI Class A Common Stock that they otherwise would have received in connection with the Distribution.

As a result of the Distribution, IAC no longer owns any shares of ANGI capital stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and restated as follows: (a) IAC does not beneficially own any shares of ANGI capital stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment No. 5 to the Initial Schedule 13D, no transactions were effected by IAC with respect to ANGI Class A Common Stock since the filing of Amendment No. 4 to the Initial Schedule 13D on March 10, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 31, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On March 31, 2025, IAC completed the previously announced Distribution, as a result of which all 42,080,232 shares of ANGI Class A Common Stock then held by IAC were distributed to holders of record of IAC Stock as of the close of business on the Record Date, on a pro rata basis. Upon completion of the Distribution, the Investor Rights Agreement, dated as of September 29, 2017, by and between IAC and ANGI, terminated pursuant to its terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Investor Rights Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.2 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2 Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.1 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3 Employee Matters Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.5 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.4 Employment Transition Agreement, dated as of January 13, 2025, by and between IAC Inc. and Joseph Levin (filed as Exhibit 10.1 to IAC's Current Report on Form 8-K dated January 13, 2025, filed with the Securities and Exchange Commission on January 13, 2025).

## Signatures
- IAC Inc.: /s/ Kendall Handler, Kendall Handler, Executive Vice President, Chief Legal Officer & Secretary (04/01/2025)